(all amounts are in U.S. dollars except where otherwise indicated)
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release
* Due to the significant impact of COVID-19 on prior year figures, certain comparisons to 2019 (pre-Covid-19 year) are included for additional context

Gildan Activewear Reports Strong Second Quarter 2021 Results and Reinstates Share Repurchase Program

•Continued momentum from "Back to Basics" benefits and economic recovery drives strong performance in quarter
•Sales of $747 million, despite supply chain constraints
•Strong operating margin of 21.4%, adjusted operating margin1 of 19.9%
•GAAP diluted EPS of $0.74, and adjusted diluted EPS1 of $0.68 up 21% over Q2 2019
•Record second quarter free cash flow1 of $208 million
•Reinstatement of normal course issuer bid to repurchase up to 5% of outstanding shares

Montreal, Thursday, August 5, 2021 – Gildan Activewear Inc. (GIL: TSX and NYSE) today announced its results for the second quarter ended July 4, 2021. The Company also announced the approval by its Board of Directors for the reinstatement of its share buyback program to repurchase up to 5% of its issued and outstanding common shares.

“Our business continued to build momentum during the second quarter as economic activity in North America trended positively and the power of our Back to Basics strategy continued to drive stronger profitability,” said Gildan President and CEO, Glenn J. Chamandy. “Once again, our team demonstrated exceptional operational capability by delivering on our targets while navigating through a tight supply chain environment.”

We generated sales of $747 million in the second quarter, up 225% over last year and down approximately 7% from record second quarter 2019 sales. Our overall margin performance in the quarter was strong, improving both sequentially and from pre-pandemic levels in the second quarter of 2019. Gross margin totaled 32.2% and adjusted gross margin1 was 30.5%, which, when excluding the one-time 300 basis points (bps) benefit from the USDA pandemic assistance payment in the first quarter of 2021, was up sequentially by 320 bps and 240 bps, respectively. Gross margin performance also improved significantly over the second quarter of 2019, up 440 bps and 270 bps on an adjusted basis. Selling, general and administrative (SG&A) expenses in the quarter came in at 10.7% of sales, improving 170 bps from the first quarter of 2021 and 80 bps from 11.5% in the second quarter of 2019. Consequently, we delivered GAAP diluted EPS of $0.74 and adjusted diluted EPS of $0.68, reflecting a significant recovery over the loss incurred last year due to the effects of the onset of the pandemic. Compared to the second quarter of 2019, EPS and adjusted diluted EPS in the quarter were up 51% and 21%, respectively.

Free cash flow of $208 million was a record for a second quarter, bringing our year-to-date total to $246 million and our available liquidity position to approximately $1.3 billion. Net debt1 further declined to $362.5 million and our net debt to adjusted EBITDA1 ratio decreased to 0.6 from 2.1 at the end of the first quarter this year and 3.5 at the end of 2020. With the Company's net debt leverage ratio1 now below its historical target range of one to two times net debt to adjusted trailing twelve months EBITDA1, driven by the strong recovery to date and the progress of our Back to Basics strategy, and with the Company's prospects for continued free cash flow generation, our Board approved the resumption of our share buyback program to repurchase up to 5% of the Company's outstanding shares effective August 9, 2021.

Q2 2021 Operating Results
Net sales for the second quarter ending July 4, 2021, totaled $747.2 million, up 225.3% over the prior year, driven primarily by higher sales volumes and favourable product-mix. Activewear sales in the second quarter of 2021 totaled $597.1 million, up 353.7% over the prior year. The increase reflected significantly higher unit sales volumes in all markets, particularly in imprintables, driven by the strong recovery in point-of-sales (POS) and the non-recurrence of significant distributor inventory destocking which occurred in the second quarter last year. The recovery in demand also drove higher unit sales for our activewear products sold in retail channels. Sales in the hosiery and underwear category of $150.0 million in the quarter were up 52.9% over the prior year driven by double digit POS growth in both socks and underwear, the non-recurrence of retailer inventory destocking and favourable product-mix.
Sales in the quarter compared to pre-COVID levels in the second quarter of 2019 were down 6.8%, due primarily to lower activewear sales volumes, unfavourable mix and lower net selling prices in imprintables, offset in part by higher underwear sales volumes. While imprintables demand levels have not fully recovered to pre-pandemic levels, we were pleased to see improving POS trends in the quarter, in particular in North America. Our overall imprintables POS was down approximately 8% compared to the same period in 2019, with POS in North America down in the single-digit range, while POS in international imprintables markets remained weak, down close to 30% compared to the same period in 2019. In retail, overall POS was up during the quarter compared to the second quarter of 2019.

In the second quarter of 2021, we generated gross profit of $240.8 million, or 32.2% of sales, and adjusted gross profit1 of $228.1 million, or 30.5% of sales, after excluding a net insurance gain of $12.7 million in the quarter. This compared to a gross loss of $148.5 million and $122.5 million on an adjusted basis1 in the second quarter last year. The significant improvement over 2020 was mainly due to the strong recovery in sales, the non-recurrence of COVID and Back to Basics-related charges incurred in the prior year quarter, favourable product-mix, lower raw material costs, as well as cost benefits stemming from our Back to Basics initiatives.

Compared to the second quarter of 2019, gross margin and adjusted gross margin in the second quarter of 2021 were up 440 bps and 270 bps, respectively, from gross margin and adjusted gross margin of 27.8%, mainly driven by lower cotton costs and Back to Basics cost savings, which more than offset lower imprintables selling prices compared to 2019.

SG&A expenses for the second quarter of $79.7 million were up $14.8 million compared to SG&A expenses of $64.9 million last year. The year-over-year increase was primarily due to higher variable compensation expenses and higher volume-driven distribution costs, partially offset by cost savings stemming from our Back to Basics initiatives. SG&A expenses as a percentage of sales improved to 10.7% compared to 28.3% of sales last year driven by SG&A leverage from higher sales and Back to Basics cost benefits.

Compared to the second quarter of 2019, SG&A expenses were down approximately $12 million, largely attributable to cost benefits stemming from our SG&A rationalization efforts in connection with our Back to Basics strategy. As a percentage of sales, SG&A expenses of 10.7% in the quarter improved by 80 bps compared to 11.5% of sales in the second quarter of 2019.

We generated operating income of $159.7 million, or 21.4% of sales and adjusted operating income1 of $148.6 million, or 19.9% of sales, in the second quarter of 2021 compared to an operating loss of $236.1 million and $181.1 million on an adjusted basis1 last year. The significant recovery was driven by higher sales, strong gross margin performance and SG&A leverage. Net financial expenses were down $9.6 million over the prior year mainly due to lower average debt levels and the non-recurrence of fees incurred in connection with the amendments made to our long-term debt facilities last year, which offset higher income taxes. Consequently, we reported net earnings of $146.4 million, or $0.74 per share on a diluted basis, for the three months ended July 4, 2021 and adjusted net earnings1 of $135.3 million, or $0.68 per share on a diluted basis, compared to a net loss of $249.7 million, or $1.26 per diluted share, and an adjusted net loss1 of $196.6 million, or $0.99 per diluted share, respectively, in the second quarter last year.

Compared to the second quarter of 2019, adjusted operating margin of 19.9% in the second quarter of 2021 was up 360 bps from 16.3%, driven by stronger gross margin and SG&A performance. While sales levels have not fully recovered to pre-pandemic levels, the strength of our operating margin performance delivered in the quarter is a testament that our Back to Basics strategy is working and is driving more profitable growth. Consequently, we delivered adjusted diluted EPS growth of 21% in the quarter compared to adjusted diluted EPS of $0.56 in the second quarter of 2019.

We generated free cash flow of $208 million, a record for a second quarter, compared to $177 million last year and $26 million in 2019. The year-over-year increase in free cash flow was primarily due to higher operating earnings and an $18 million net cash impact from insurance proceeds, partly offset by higher accounts receivable balances driven by the sales recovery, a lower inventory drawdown compared to last year when we serviced sales with existing inventory levels while facilities were closed, as well as higher capital expenditures relating to manufacturing capacity. The Company ended the second quarter of 2021 with net debt of $362.5 million and a net debt leverage ratio of 0.6 times net debt to trailing twelve months adjusted EBITDA, below the Company's historical target leverage range and down from 2.1 at the end of the first quarter of 2021.

Year-to-date Operating Results
Net sales for the six months ended July 4, 2021, of $1,336.7 million were up 94.1% over the same period last year, reflecting increases of 114.5% in activewear sales and 38.1% in the hosiery and underwear category. The year-over-year increase in activewear sales where we generated sales of $1,081.7 million was primarily driven by volume increases in all channels and favourable product-mix. Higher imprintables sales volumes were driven by positive POS and the impact of the non-recurrence of destocking by distributors which occurred in the same period last year. The increase in the hosiery and underwear category where we generated sales of $255.0 million in the first half of 2021 reflected strong growth both in underwear and in sales of sock products, as well as favourable product mix.

We generated gross profit of $429.3 million, or 32.1% of sales, and adjusted gross profit of $411.5 million, or 30.8% of sales for the first half of the year compared to a gross loss of $41.9 million and an adjusted gross loss of $7.9 million for the same periods last year. The significant year-over-year improvement in adjusted gross margin was mainly due to the non-recurrence of COVID and certain Back to Basics related charges incurred in the first half of 2020, cost benefits from our Back to Basics initiatives, favourable product mix and lower raw material costs.

SG&A expenses in the first six months of 2021 totaled $153.1 million, or 11.5% of sales, up $14.2 million from $138.9 million, or 20.2% of sales, in the same period last year reflecting increases in variable compensation expenses and volume-driven distribution costs, partly offset by cost savings stemming from our Back to Basics initiatives.

On a year-to-date basis, we generated operating income of $273.5 million, or 20.5% of sales compared to an operating loss of $328.4 million last year. Adjusted operating income totaled $258.8 million, or 19.4% of sales, compared to an adjusted operating loss of $161.2 million last year, driven by the significant year-over-year sales recovery, strong adjusted gross margin performance and SG&A leverage. The increase in operating income also reflected the non-recurrence of the goodwill impairment charge of $94.0 million incurred in the first quarter of 2020 and lower year-over-year restructuring and acquisition related costs primarily related to our Back to Basics initiatives. Consequently, we reported net earnings of $245.0 million, or $1.23 per share on a diluted basis and adjusted net earnings of $230.3 million or $1.16 per diluted share, for the first half of 2021, compared to a net loss of $349.0 million, or $1.76 per diluted share, and an adjusted net loss of $185.4 million, or $0.93 per diluted share, respectively, in the same period last year.

Current Market Environment
We are encouraged by the recovery we have seen in our business in North America, although the recovery outside of North America remains weak. Further, on the supply chain side, we continue to monitor U.S. labour shortages which have been affecting yarn production and our ability to rebuild higher inventory levels. We are also seeing tightness in raw material inputs and transportation-related factors globally which are creating inflationary pressure. Consequently, we remain cautiously optimistic as the recovery progresses. We are also pleased on how our Back to Basics strategy is unfolding and delivering results, and we remain confident that it is positioning us well to capitalize on market share opportunities and create value for our shareholders over the long-term, as we continue to move forward.

Declaration of Quarterly Dividend
The Board of Directors has declared a cash dividend of $0.154 per share, payable on September 20, 2021 to shareholders of record as of August 26, 2021. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

Normal Course Issuer Bid
Gildan received approval from the Toronto Stock Exchange (TSX) to renew its normal course issuer bid (NCIB) commencing on August 9, 2021 to purchase for cancellation up to 9,926,177 common shares, representing 5% of Gildan’s issued and outstanding common shares. As of July 31, 2021, Gildan had 198,523,552 common shares issued and outstanding.

Gildan is authorized to make purchases under the NCIB until August 8, 2022, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative trading systems, if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. The average daily trading volume of common shares (ADTV) on the TSX for the six-month period ended July 31, 2021 was 359,928. Consequently, and in accordance with the requirements of the TSX, Gildan may purchase up to a maximum of 89,982 common shares daily through TSX facilities, which represents 25% of the ADTV for the most recently completed six calendar months.

The price to be paid by Gildan for any common shares will be the market price at the time of the acquisition, plus brokerage fees, and purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the terms of the order. The actual number of common shares purchased under the NCIB and the timing of such purchases will be at Gildan's discretion and shall be subject to the limitations set out in the TSX Company Manual.

Under its previous NCIB, which entered into effect on February 27, 2020 and which expired on February 26 2021, Gildan was authorized to repurchase for cancellation up to 9,939,154 common shares. No shares were repurchased during the previous NCIB.

Gildan will enter into an automatic securities purchase plan (ASPP) with a designated broker in relation to the NCIB on or about the commencement date of the NCIB. The ASPP will allow for the purchase of common shares under the NCIB, subject to certain trading parameters, at times when Gildan ordinarily would not be permitted to purchase its common shares due to applicable regulatory restrictions or self-imposed trading black-out periods. Outside of the pre-determined black-out periods, common shares may be purchased under the NCIB based on the discretion of the Company’s management, in compliance with TSX rules and applicable securities laws.

Gildan’s management and the Board of Directors believe the repurchase of common shares represents an appropriate use of Gildan’s financial resources and that share repurchases under the NCIB will not preclude Gildan from continuing to pursue organic growth and complementary acquisitions.

Disclosure of Outstanding Share Data
As at July 31, 2021, there were 198,523,552 common shares issued and outstanding along with 3,435,683 stock options and 17,898 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company.

Conference Call Information
Gildan Activewear Inc. will hold a conference call to discuss the Company's second quarter 2021 results today at 8:30 AM ET. A live audio webcast of the conference call, as well as a replay, will be available on its corporate site or on the following link: https://gildancorp.com/en/investors/events-and-presentations/. The conference call can be accessed by dialing (877) 282-2924 (Canada & U.S.) or (470) 495-9480 (international) and entering passcode 8268405#. A replay will be available for 7 days starting at 11:30 AM ET by dialing (855) 859-2056 (Canada & U.S.) or (404) 537-3406 (international) and entering the same passcode.

This release should be read in conjunction with Gildan’s Management’s Discussion and Analysis and its unaudited condensed interim consolidated financial statements as at and for the three and six months ended July 4, 2021, which will be filed by Gildan with the Canadian securities regulatory authorities and with the U.S. Securities and Exchange Commission and which will be available on Gildan’s corporate website.

Certain minor rounding variances may exist between the unaudited condensed interim consolidated financial statements and the table summaries contained in this press release.

Supplemental Financial Data

CONSOLIDATED FINANCIAL DATA (UNAUDITED)

(in $ millions, except per share amounts or otherwise indicated)	Q2 2021	Q2 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
Net sales	747.2	229.7	225.3%	1,336.7	688.8	94.1%
Gross profit (loss)	240.8	(148.5)	n.m.	429.3	(41.9)	n.m.
Adjusted gross profit (loss)(1)	228.1	(122.5)	n.m.	411.5	(7.9)	n.m.
SG&A expenses	79.7	64.9	22.8%	153.1	138.9	10.2%
(Reversal of impairment) Impairment of trade accounts receivable	(0.2)	(6.3)	(96.8)%	(0.3)	14.5	n.m.
Restructuring and acquisition-related costs	1.6	29.0	(94.5)%	3.1	39.2	(92.1)%
Impairment of goodwill and intangible assets	—	—	—	—	94.0	n.m.
Operating income (loss)	159.7	(236.1)	n.m.	273.5	(328.4)	n.m.
Adjusted operating income (loss)(1)	148.6	(181.1)	n.m.	258.8	(161.2)	n.m.
Adjusted EBITDA(1)	184.4	(137.2)	n.m.	330.2	(87.0)	n.m.
Financial expenses	6.5	16.1	(59.6)%	17.3	24.0	(27.9)%
Income tax expense (recovery)	6.7	(2.5)	n.m.	11.1	(3.4)	n.m.
Net earnings (loss)	146.4	(249.7)	n.m.	245.0	(349.0)	n.m.
Adjusted net earnings (loss)(1)	135.3	(196.6)	n.m.	230.3	(185.4)	n.m.

Basic EPS	0.74	(1.26)	n.m.	1.23	(1.76)	n.m.
Diluted EPS	0.74	(1.26)	n.m.	1.23	(1.76)	n.m.
Adjusted diluted EPS(1)	0.68	(0.99)	n.m.	1.16	(0.93)	n.m.

Gross margin	32.2%	(64.6)%	96.8 pp	32.1%	(6.1)%	38.2 pp
Adjusted gross margin(1)	30.5%	(52.2)%	82.7 pp	30.8%	(1.1)%	31.9 pp
SG&A expenses as a percentage of sales	10.7%	28.3%	(17.6) pp	11.5%	20.2%	(8.7) pp
Operating margin	21.4%	(102.8)%	124.2 pp	20.5%	(47.7)%	68.2 pp
Adjusted operating margin(1)	19.9%	(77.2)%	97.1 pp	19.4%	(23.0)%	42.4 pp

Cash flows from (used in) operating activities	200.3	181.8	10.2%	220.9	(27.6)	n.m.
Capital expenditures	(28.6)	(5.2)	n.m.	(41.6)	(30.8)	35.1%
Free cash flow(1)	208.3	177.1	17.6%	245.9	(57.9)	n.m.
n.m. = not meaningful

As at	Jul 4, 2021	Jan 3, 2021
Inventories	720.7	728.0
Trade accounts receivable	343.2	196.5
Net debt(1)	362.5	577.2
Net debt leverage ratio(1)(2)	0.6	3.5
(1) Please refer to "Definition and reconciliation of non-GAAP financial measures" in this press release.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 0.7 at July 4, 2021.

DISAGGREGATION OF REVENUE

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	Q2 2021	Q2 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
Activewear	597.1	131.6	353.7%	1,081.7	504.2	114.5%
Hosiery and underwear	150.0	98.1	52.9%	255.0	184.6	38.1%
	747.1	229.7	225.3%	1,336.7	688.8	94.1%

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	Q2 2021	Q2 2020	Variation (%)	YTD 2021	YTD 2020	Variation (%)
United States	643.0	185.7	246.3%	1,151.7	575.1	100.3%
Canada	25.1	8.6	191.9%	47.7	24.9	91.6%
International	79.0	35.4	123.2%	137.3	88.8	54.6%
	747.1	229.7	225.3%	1,336.7	688.8	94.1%

Definition and Reconciliation of Non-GAAP Financial Measures
This press release includes references to certain non-GAAP financial measures as described below. These non-GAAP measures do not have any standardized meanings prescribed by International Financial Reporting Standards (IFRS) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. The terms and definitions of the non-GAAP measures used in this press release and a reconciliation of each non-GAAP measure to the most directly comparable IFRS measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this press release, except as otherwise discussed below.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of personal protective equipment (PPE) stock-keeping unit (SKUs), the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, except per share amounts)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Net earnings (loss)	146.4	(249.7)	245.0	(349.0)
Adjustments for:
Restructuring and acquisition-related costs	1.6	29.0	3.1	39.2
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	26.0	1.2	34.0
Net insurance gains(2)	(12.7)	—	(19.0)	—
Income tax recovery relating to the above-noted adjustments	—	(1.9)	—	(3.6)
Adjusted net earnings (loss)	135.3	(196.6)	230.3	(185.4)
Basic EPS	0.74	(1.26)	1.23	(1.76)
Diluted EPS	0.74	(1.26)	1.23	(1.76)
Adjusted diluted EPS	0.68	(0.99)	1.16	(0.93)
(1) Includes nil and $1.2 million (2020 - $26.0 million and $34.0 million), respectively, for three and six months ended July 4, 2021, of charges related to the Company’s strategic initiatives to significantly reduce its product line SKU counts. For the three months ended June 28, 2020, includes $24.0 million of inventory write-downs included in cost of sales and the $2.0 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $5.0 million and cost of sales by $3.0 million). For the six months ended June 28, 2020, includes $29.2 million of inventory write-downs included in cost of sales and the $4.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs (which reduced net sales by $11.2 million and cost of sales by $6.4 million).
(2) Net insurance gains are related to the two hurricanes that occurred in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment, equipment repairs, salary and benefits continuation for idle employees, and other costs, and unabsorbed salary, benefits, and overhead costs, that resulted from related production interruptions.

Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Gross profit (loss)	240.8	(148.5)	429.3	(41.9)
Adjustments for:
Impact of strategic product line initiatives(1)	—	26.0	1.2	34.0
Net insurance gains(1)	(12.7)	—	(19.0)	—
Adjusted gross profit (loss)	228.1	(122.5)	411.5	(7.9)
Gross margin	32.2%	(64.6)%	32.1%	(6.1)%
Adjusted gross margin(2)	30.5%	(52.2)%	30.8%	(1.1)%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions, or otherwise indicated)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Operating income (loss)	159.7	(236.1)	273.5	(328.4)
Adjustment for:
Restructuring and acquisition-related costs	1.6	29.0	3.1	39.2
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	26.0	1.2	34.0
Net insurance gains(1)	(12.7)	—	(19.0)	—
Adjusted operating income (loss)	148.6	(181.1)	258.8	(161.2)
Operating margin	21.4%	(102.8)%	20.5%	(47.7)%
Adjusted operating margin(2)	19.9%	(77.2)%	19.4%	(23.0)%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

(in $ millions)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Net earnings (loss)	146.4	(249.7)	245.0	(349.0)
Restructuring and acquisition-related costs	1.6	29.0	3.1	39.2
Impairment of goodwill and intangible assets	—	—	—	94.0
Impact of strategic product line initiatives(1)	—	26.0	1.2	34.0
Net insurance gains(1)	(12.7)	—	(19.0)	—
Depreciation and amortization	35.9	43.9	71.5	74.2
Financial expenses, net	6.5	16.1	17.3	24.0
Income tax expense (recovery)	6.7	(2.5)	11.1	(3.4)
Adjusted EBITDA	184.4	(137.2)	330.2	(87.0)
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in this press release.

Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q2 2021	Q2 2020	YTD 2021	YTD 2020
Cash flows from (used in) operating activities	200.3	181.8	220.9	(27.6)
Cash flows from (used in) investing activities	8.0	(4.7)	25.0	(30.3)
Adjustment for:
Business acquisitions	—	—	—	—
Free cash flow	208.3	177.1	245.9	(57.9)

Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The Company considers total debt and net debt to be important indicators of the financial leverage of the Company.

(in $ millions)	Jul 4, 2021	Jan 3, 2021
Long-term debt and total bank indebtedness	600.0	1,000.0
Lease obligations	73.4	82.5
Total debt	673.4	1,082.5
Cash and cash equivalents	(310.9)	(505.3)
Net debt	362.5	577.2

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Jul 4, 2021	Jan 3, 2021
Adjusted EBITDA for the trailing twelve months	582.4	165.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	582.4	165.1
Net debt	362.5	577.2
Net debt leverage ratio(1)	0.6	3.5
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 0.7 at July 4, 2021.

Caution Concerning Forward-Looking Statements
Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document and this press release.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;

•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan
Gildan is a leading manufacturer of everyday basic apparel which markets its products in North America, Europe, Asia-Pacific, and Latin America, under a diversified portfolio of Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®, and under the Under Armour® brand through a sock licensing agreement providing exclusive distribution rights in the United States and Canada. Our product offering includes activewear, underwear, socks, hosiery, and legwear products sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms, and to global lifestyle brand companies.

Gildan owns and operates vertically-integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. With approximately 46,000 employees worldwide, Gildan operates with a strong commitment to industry-leading labour and environmental practices throughout its supply chain in accordance with its comprehensive Genuine Responsibility® program embedded in the Company's long-term business strategy. More information about the Company and its corporate citizenship practices and initiatives can be found at www.gildancorp.com and www.genuineresponsibility.com, respectively.

Investor inquiries: Sophie Argiriou Vice President, Investor Communications (514) 343-8815 sargiriou@gildan.com	Media inquiries: Genevieve Gosselin Director, Corporate Communications & Marketing (514) 343-8814 ggosselin@gildan.com

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